UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                           For the month of July 2005



 BARAK I.T.C. (1995) - THE INTERNATIONAL TELECOMMUNICATIONS SERVICES CORP. LTD.
            --------------------------------------------------------
                 (Translation of registrant's name into English)


                 15 Hamelacha Street, Rosh Ha'ayin 48091, Israel
            --------------------------------------------------------
                     (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [_]     Form 40-F [_]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]


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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                              BARAK I.T.C. LTD.

                                              By: /s/ Eyal Vardi
                                              --------------------------------
                                              Eyal Vardi
                                              CFO


Date:  July 26, 2005


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                                 BARAK ANNOUNCES
                          RESTRUCTURING AGREEMENT WITH
                       PARTICIPATING NOTEHOLDERS AND CLAL

                             ----------------------

     Rosh Ha'ayin, Israel, July 26, 2005. Barak I.T.C. (1995) - The International Telecommunications Services Corp. Ltd. ("Barak" or the "Company") announced today that it has entered into a Restructuring Agreement dated 25 July 2005 (the "Agreement"), among Barak, participating Noteholders and Clalcom Ltd, and Clal Industries and Investments Ltd. (together "Clal"). Barak had previously disclosed that it was engaged in negotiations concerning such an agreement.

     The Agreement provides for the financial restructuring of the Company, including its 12 1/2 % Senior Subordinated Discount Notes due 2007 (the "Notes"). $122,383,000 aggregate principal amount of the Notes are currently outstanding. Holders of approximately 65% of such outstanding Notes are parties to the Agreement.

     Within the next three business days, the Company is to deposit with The Bank of New York, as trustee, the sum of US$7,648,937.50, to pay the interest coupon which was due on November 15, 2004. The payment will be made to Noteholders of record as of a Special Record Date to be fixed by the Trustee.

     Pursuant to the Agreement, Barak will implement an arrangement (the "Plan") under Section 350 of the Companies Law of the State of Israel, which will include the following components, among others:

     o Upon consummation of the Plan, Barak will make a total payment of $32,350,000 and (i) the remaining outstanding principal balance of the Notes will be reduced to $65,000,000, (ii) the interest payment that was scheduled to have been made on May 15, 2005 will be cancelled,
          (iii) the interest rate on such reduced principal amount will be reduced from 12 1/2% to 10%, accruing from 1 March 2005 and (iv) the maturity of such reduced principal amount will be extended from November 30, 2007 to November 15, 2010. In addition, the Company will grant a second lien on the Company's assets to secure its obligations under the Notes and certain covenants made by the Company in the indenture governing the Notes will be amended.

     o The $32,350,000 payment to be made by Barak upon consummation of the Plan will be funded through the purchase by Clal and Matav Cable Systems and Media Ltd. ("Matav") of ordinary shares in the Company which will, together with the transfer of shares among the Company's current shareholders, result in Clal owning 81.5% and Matav owning 18.5% of the ordinary shares of the Company to be outstanding following such purchase.

     Implementation of the Plan is subject to numerous conditions and there can be no assurance that all of such conditions will be satisfied or that the Plan will be consummated. Among the conditions that must be satisfied or waived are the following:

     (1) The Plan must be approved by an appropriate Israeli court. Among the conditions that must be satisfied in order for such a court to approve the Plan is that a majority of Noteholders present at a meeting of Noteholders (who hold at least 75% of the aggregate principal amount of Notes present at the meeting) agree to the Plan. The Company may also seek an order from a U.S. bankruptcy court.

     (2) The Company's current senior bank lenders must approve the Plan upon terms satisfactory to the parties to the Agreement and such lenders must consent to the granting by the Company of the second lien on its assets.

     (3) The Company's current shareholders must terminate their existing joint venture agreement and agree to amend the Company's Articles of Association.

     (4) The Israeli Ministry of Communications must consent to several aspects of the Plan.

     (5) The Israeli Anti-Trust Commissioner must consent to several aspects of the Plan.

     The parties to the Agreement have the right to terminate it, prior to consummation of the Plan, in certain circumstances. The circumstances in which the Noteholders who are party to the Agreement may terminate the Agreement include the following:

     (a) a breach of certain covenants, representations and warranties contained in the Agreement;

     (b) a material adverse change in the Company's ability to satisfy its obligations in respect of the Notes after consummation of the Plan;

     (c) a failure to make a filing under Section 350 of the Companies Law within thirty days of the date of the Agreement; a failure of the Israeli court to permit the Company to convene a Noteholder meeting within forty-five days after the filing; a failure of such meeting to take place within thirty-five days after such permission is granted; or a failure by the Court to sanction the Plan within forty days after the meeting; or

     (d) a failure of the Plan to be consummated within 150 days following the date of the Agreement.

     In commenting upon the execution of the Agreement, David Kaminitz, the Chief Executive Officer of Barak, noted that "we are pleased that, after approximately eight months of arduous negotiations, we were able to enter into an agreement with holders of almost two-thirds of the outstanding principal amount of our Notes, as well as with Clal. We are grateful for the efforts of all parties to the Agreement and their respective representatives and advisors. The Plan represents a substantial compromise on the part of everyone and will provide a solid basis for both restructuring our Company and enabling it to move forward. Our customers, suppliers and joint venture partners can be assured that, as restructured, the Company will be a stable and secure party with which to continue to conduct business. We look forward to the prompt consummation of the Plan and to working together with all of our customers, suppliers, joint ventures, shareholders and creditors for a long and mutually rewarding time thereafter."